Mail Stop 6010   May 19, 2008

Yiqing Wan, Chief Executive Officer
Benda Pharmaceutical, Inc.
Room 13, Floor 25, Sunny New World Tower
No. 231 Xin Hua Road, Jianghan District
Wuhan, Hubei, PRC. Post Code 430015

        Re: Benda Pharmaceutical, Inc.
               Registration Statement on Form S-1
               Amendment no. 3 filed May 5, 2008
               File No. 333-144351

Dear Mr. Wan:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable
or a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

General

1. Many of your responses to our comments indicate that you have amended your
   Form 10-Q for the quarter ended September 30, 2007 for changes made related to
   our comments. However, we did not note an amended Form 10-Q for the quarter
   ended September 30, 2007 filed.

<u>Our Company, page 6</u>

2. Please expand the discussion to include the revenues and net losses for fiscal 2007.

<u>Shenzhen SiBiono GeneTech Co., Ltd., page 8</u>

3. Please update the discussion in the first paragraph pertaining to the acquisition of SiBiono common stock to the most recent date practicable.

4. Please update the discussion in the second paragraph of this section with respect to the Super Pioneer lock-up agreement and the option to require you to redeem 1.96 million shares of your common stock at a price of $3.60 per share. State when the shares were actually issued. Also, please update the discussion in the last paragraph of this section with respect to the lock-up agreement and the obligation for you to redeem the shares of Yaojin Wang and Huimin Zhang. In addition, state when the shares were actually issued.

5. Please explain why you valued the shares to be issued to Super Pioneer for its services at $3.60 per share when the shares were sold pursuant to the April 2007 investment agreement for $0.55 per share.

<u>Selling Security Holders, page 31</u>

6. Please revise the chart to reflect the percentage of common stock to be owned by each security holder after completion of the offering, to the extent any selling security holder will own one percent or more of the class of securities.

7. Please reconcile the number of shares owned by Pope Investments LLC as reflected in this section with the number reflected in the section entitled "Security Ownership of Certain Beneficial Owners and Management" on page 43.

<u>Jiangling Benda Products, page 61</u>

8. Please update the discussion to indicate when you received GMP certification for Ribavirin.

<u>Yidu Benda Products, page 62</u>

9. Please expand the discussion to explain what you mean by the term "trial production" and state when you were permitted to begin trial production.

10. What are the requirements for you to advance to full production and when do you anticipate achieving such requirements?

<u>Milestones of SiBiono, page 79</u>

11. Please provide additional information pertaining to the 16,000 vial order for Gendicine including the identity of the person placing the order, the aggregate purchase price, and the extent to which the purchases related to this order have been paid.

12. Please explain why you were only able to ship 733 vials during the period of January 1 to February 25, 2008. In this regard, we note the large inventory of Gendicine referred to in note 7 on page F-15 of the financial statements.

Executive Compensation, page 93

13. Please present director compensation in the format and detail requested by Item 402(r) of Regulation S-K.

Benda Pharmaceutical, Inc. Financial Statements for the period ended December 31, 2007

14. Refer to your response to our comment 19 and we reissue our comment. We did not note any letter provided supplementally thus we reissue our comment. Please have your auditors confirm to us that they traveled to China as part of the audit, or, if they did not travel to China, have them explain to us how they completed the audit without traveling to China.

Note 8. Property and Equipment, page 113

15. Refer to your response to our comment 24. With regards to the negative goodwill recorded when Ever Leader acquired Benda Ebei in November 2005, it appears that the new cost basis of acquired fixed assets and intangible assets resulting from recognizing the negative goodwill should be used to determine your depreciation and amortization expense and not the original cost of the fixed assets and intangible assets prior to recognizing negative goodwill. Please revise your financial statements and related disclosures accordingly or tell us why a revision is not necessary.

Note 9. Goodwill and Acquisition Cost Payable, page F-18

16. Refer to your response to our comment 26 and we reissue our comment in part. Please provide all the disclosures required by paragraphs 51-57 of FAS 141, including the complete purchase price allocation for SiBiono, that is, how the $8.22 million was recorded in the financial statements. In addition, the cash paid for SiBiono should be reported as a single amount on the statement of cash flows to distinguish the acquisition from normal capital expenditures. The cash flow statement only reports $2,644,244 paid for the Sibiono acquisition from the $8.22

million purchase price. Please revise accordingly or explain why a revision is not necessary.

Note 25. Segment Information, page F-30

17. Refer to your response to our comment 29 and we reissue our comment. Please provide revenues by distinct product or classes of products as required by paragraph 37 of SFAS 131. For example, on page 60 under the caption "Principal Products", you indicate that Yidu Benda has four bulk chemical products (TCA, L-methionine, TAA and Tetraacetyl). We would expect to see total revenues for each of those four products as well has for the other products listed on page 60 to meet the disclosure requirement under paragraph 37 of FAS 131. Please note that this disclosure is in addition to that already provided. Please revise accordingly or tell us why a revision is not necessary.

Exhibits

18. Please explain the significance of the "*" following the description of exhibit 2.2.

Signatures

19. Please conform the attestation to reflect Form S-1, not Form SB-2.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Sasha Parikh at (202) 551-3627 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug at (202) 551-3862, Suzanne Hayes, Branch Chief, at (202) 551- 3675, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Richard I. Anslow, Esq.
Anslow & Jaclin, LLP
195 Route 9 South, Suite 204
Manaplan, New Jersey 07726